August 20, 2024

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Request for Acceleration – Caledonia Mining Corporation Plc
Registration Statement on Form F-3
(File No. 333-281436)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Caledonia Mining Corporation Plc (the “Company”), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-281436), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on August 22, 2024, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely, Caledonia Mining Corporation Plc /s/ Adam Chester Adam Chester General Counsel, Company Secretary and Head of Risk and Compliance